April 7, 2008

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

We are writing in response to your letter dated March 31, 2008 with respect to the Company’s Form 10-K, filed December 12, 2007, file No. 001-33177.  Our responses to your comments are as follows:

Form 10-K for the year ended September 30, 2007

Item 6.  Selected Financial Data, page 22, comment no. 1

Response:

The Company, as a real estate investment trust (REIT), determined that it would be appropriate to exclude the amortization of in-place lease intangible assets from the calculation of Funds from Operations (FFO) because management believes that excluding the amortization is consistent with the definition of FFO adopted by the National Association of Real Estate Investment Trusts (NAREIT).  The NAREIT definition of FFO supports the adding back of depreciation and amortization of assets that are uniquely significant to the real estate industry.  The registrant acquires real estate subject to long-term leases.  When management analyzes the assets purchased in accordance with SFAS No. 141, “Business Combinations”, in some cases the lease is determined to have value and an amount of the purchase price is allocated to the in-place lease intangible asset.  Management excludes both the depreciation of the real estate asset and the related lease intangible asset from net income to determine FFO.    At the same time that NAREIT created and defined its FFO concept for the REIT industry, it also recognized that management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community. Management believes that financial analysts, potential investors and shareholders who review our operating results are best served by excluding this in-place lease intangible asset amortization.

In accordance with the requirements of item 10(e) of regulation S-K, the Company includes the following disclosures with its presentation of a non-GAAP financial measure (FFO):

a)

A presentation of the most directly comparable financial measure presented in accordance with GAAP (net income) within the same table of Selected Financial Data as the presentation of FFO.

b)

A reconciliation which reconciles the differences between net income and FFO.

c)

A statement disclosing the reasons why management believes that presentation of FFO provides useful information to investors regarding the registrant’s financial condition and results of operations of the registrant.  Providing FFO may be helpful to investors as one of several measures of the performance of a REIT and may facilitate comparison of REIT’s which have different cost bases.

Item 11.  Executive Compensation, page 42, comment no. 2

Response:

The registrant has used the Office/Industrial Real Estate Compensation Surveys (the survey), produced under the guidance of NAREIT, as a guide to setting compensation levels.  Participant company data is not presented in a manner that specifically identifies any named individual or company.  This survey details compensation by position type with statistical salary and bonus information for each position.  The registrant’s salary and bonus amounts are compared to the ranges presented for reasonableness.   We will include a statement in future filings which describes that a compensation survey of office/industrial REITs was used as the peer group for comparison.

Item 11.  Executive Compensation, page 42, comment no. 3

Response:

The President has an employment contract which specifies a bonus plan.  The bonus plan suggests bonus amounts for certain performance goals related to levels of growth in market capitalization, FFO per common share, and dividend per share.  This bonus targets were originally filed with the employment contract but will be included in future filings in the bonus compensation disclosures.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, comment no. 4

In accordance with SFAS 141, “Business Combinations”, upon acquisition of a property or group of properties, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, leasing commissions and intangible assets, including in-place leases and above and below market leases. The Company allocates the purchase price to the fair value of the tangible assets of an acquired property generally determined by third party appraisal of the property obtained in conjunction with the purchase. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.  The purchase price is further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant.  Acquired above and below market leases are amortized over the remaining non-cancelable terms of the respective leases. The value of in-place lease intangibles is amortized to expense over the remaining lease term.

The majority of the registrant’s intangible lease assets are related to the value of the lease in-place at time of purchase of the property.  The registrant has one below market lease intangible which is being amortized to rental income.  Management is still in the process of finalizing the allocation of the purchase price of the assets acquired in the merger with Monmouth Capital Corporation in accordance to SFAS 141.  Any value allocated to above and below market leases will be amortized to rental revenue.  Any value allocated to in-place leases will be amortized to amortization expense over the remaining initial term of the respective leases.

In addition, management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ ANNA T. CHEW
ANNA T. CHEW
Chief Financial Officer

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